UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

February 19, 2022

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

84-4611704

(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422

(Full mailing address of principal executive offices)

860-316-7466

(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Divinópolis III is a 2.5 MW (AC) solar power plant to be located at the "Fazenda do Brejinho" Farm in the São Gonçalo do Pará municipality, Minas Gerais State ("Project"). The Project will be connected to the CEMIG electricity distribution grid ("Project"), as established through the Brazilian Federal Law 14.300/2022 and Normative Resolution (REN) No 492/2012 of ANEEL (National Electrical Energy Agency) with revisions given by REN no 517/2012, no 687/2015 and no 786/2017.

This solar plant will be rented to a consortium, made up of residential and commercial customers for a period of 25 years.

The project is at Development Stage with Interconnection secured and a Land Lease fully executed with a 30-year term.

The estimated total cost of the project is 14.468.053 BRL (2.652.070 USD) with a projected IRR of 21,19% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC.
Project Location	São Gonçalo do Pará/MG, Brazil
Technology	Ground-Mounted Solar
System Size (AC/DC)	2.50 MW/ 3.13 MWp
Estimated Year 1 Production	6.418 MWh
Coordinates	20.069508° S 44.851204° W
Land Status	Rented
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Divinópolis Ltda.
Offtaker	Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	T.B.D.
O&M Contractor	T.B.D.
Land Owner	Jerônimo Rodrigues dos Santos

Uses of Capital and Project Economics

Project Hard Costs	12.187.500 BRL
Project Soft Costs	1.111.946 BRL
Developer Fee	664.982 BRL
Total Project Financing	14.468.053 BRL
Debt Funding	N/A
Equity Funding	14.468.053 BRL
Project IRR ($BRL)	23.58%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on December 16, 2021, Energea Portfolio 2 LLC. being the sole member of the company. The SPE General Information is described on Table 1.

Table 1 - SPE General Information

SPE	Energea Divinópolis Ltda.
Registered Office	1056 Uruguai Street, room 310, Sion District, Belo Horizonte Municipality - MG, Zip Code: 30.310-300
CNPJ	44.612.238/0001-43

Site

The Jerônimo Rodrigues dos Santos ("Landowner") owns the site for the project. Invictus VII Usinas Fotovoltaicas SPE Ltda. entered into a Site Lease Agreement with the Landowner to secure approximately 7,0 hectares of the site on May 15th, 2020. The agreed monthly lease payment is 900 BRL per hectare from the beginning of construction and going forward. The values are adjusted on each contract year in accordance with the IPCA.

The SPE is currently negotiating with the Landowner to change the Lease agreement to its standard form.

Design

The Project final design has not been defined yet. Nevertheless, it is expected to employ Energea's standard solution with bifacial solar modules manufactured by Longi, a Tier 1 solar manufacturer based in China and SMA String inverters.

According to the initial Energy Production Assessment, the Project is estimated to produce around 6,418 MWh/year with an AC Capacity Factor of 29.3%.

Interconnection

The Interconnection for the project is secured through the CUSD and CCER agreements signed on December 18th, 2020, between CEMIG Distribuição S.A. ("Utility Company") and Consórcio Montalcino. According to the recently passed Brazilian law 14.300/2022, the interconnection agreements can only be transferred after the power plant Commercial Operation Date ("COD"). For that reason, the CUSD and CCER Agreements will be assigned to the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea ("Offtaker") after the project's COD.

On a distribution grid level, system modifications priced at 825,244 BRL by CEMIG will be necessary for the project's interconnection. The grid works will be performed by the distribution company at its own expense and it is expected to be finished on June 2nd, 2022.

Offtaker

The Offtaker is the Consórcio Minas Gerais de Geração Compartilhada de Energia Elétrica Energea. The SPE and the Offtaker have signed an Equipment Rental Agreement on February 21st, 2022, which determines a monthly fixed price to be paid to the SPE. Both parties have also executed an O&M Agreement, that stipulates a variable remuneration to the SPE.

The consortium is made up of residential and commercial customers known as "subscribers". They may opt into and out of the program without penalty. In the case any subscriber does not make a payment, the Offtaker may replace them with another subscriber from the waiting list.

Table 2 - PPA Main Terms

Revenue Contract Term	25 years
Equipment Rental Price	305,556 BRL/mth
O&M Price	Variable
Resulting Energy Credit	721.21 BRL/MWh

EPC

The EPC contractor has not been selected yet. The SPE will do an RFP to price and scope the necessary works and, consequently, to select the EPC partner for the project.

O&M

The final O&M service provider has not been selected yet. The Contractor will be chosen and contracted in duly time, prior to the Project's COD.

Financial Analysis

The resulting nominal IRR of Divinópolis III is projected to be 21.19%, with an estimated payback of 5 years, 11 months, and 9 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented on Exhibit I.

As of February 25th, 2022, the distributed generation ("DG") market in Bahia's CEMIG's concession zone has reached, according to ANEEL, 131,556 generating units, with 190,020 consumers total, at a grand total installed capacity of 1.554 MW, placing it in 1st place, out of 106, in virtual net metering projects in Brazil. Growth, although historically high, is slowing down, with the number of interconnections reaching 53,483 in December 2021, an increase of 18,933 (54.8%) if compared with

December 2020, an addition of 51.3% from 2019 to 2020 and 237.7% from 2018 to 2019.

The current configuration of the project model used for this analysis considers a scenario with PL 5829/2019 (sanctioned as PL 14300/2022) being active in the DG market, as it's been approved in both Brazilian legislative chambers, Congress and Senate, having been signed by the President of the Republic of Brazil on the 6th of January 2022.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 32.1 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 110.0 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 20.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.35 $BRL / $USD in the month of December, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is split in between two 25-year term contracts with Energea Consortium MG, an Equipment Rental Contract, with a fixed monthly price, with its value defined in Table 4, and an O&M Contract, containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

In the case of Divinópolis III, the true-up formula first calculates the utility's energy credit value, after discounting the non-compensable taxes from the grossed up low voltage rates, and applies a fixed discount on it to extract the total on which to charge the consortium members. This method allows for a higher realized revenue in the project, as the basis for the application of the discount (the credit value) is lower than the utility tariff. It is, then, deducted from the collected billed amount, after a 4.00% projected default rate is applied, the demand charge (TUSD up until the expected revision date of May 25th, 2023, and TUSDg thereafter, as a direct scenario where PL 5829/2019 passes is being accounted for), and the fixed monthly price of the Rental Contract. The result, if positive, gets collected by the SPE and, if negative, discounts the fixed monthly value of the Equipment Rental. This analysis used a 30-day billing cycle to realize each month's revenue.

Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, CEMIG-D's rates tend to readjust once per year, in the month of May. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index, with the year 2022 assuming 20,00%. However, energy inflation in Minas Gerais has been, historically, above IPCA, with CEMIG's last two years readjustments at -0.01% (2020 to 2021) and -1.62% (2019 to 2020) but, cumulatively for the last 4 years, 25.1% versus IPCA's 17.9%.

Table 4 - Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	20.00%
Rental Revenue Price	305,556 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	721,21 BRL / MWh
Energea's Rate (Taxes Discounted)	672,30 BRL / MWh
Demand Charge (TUSD rate)	15,72 BRL / kWac
Demand Charge (TUSDg rate)	12,26 BRL / kWac
Default Rate	4.00%

Operating Expenses

The model assumes the operating expenses as they are valued on Table 5. Payment of some items can be realized by the consortium and deducted from the SPE's revenue, with the goal of lowering taxes paid on both revenue and income. With the configuration listed on Table 4, the SPE was able to increase its IRR by an additional 36 basis points, as it saves 2.29 million reais from projected PIS/COFINS, ISS, IRPJ and CSLL tax payments on the course of 25 years.

All prices used on Table 5 are readjusted by IPCA, currently assumed at a 4.00% rate, once per year.

Table 5 - Operating Expenses Assumptions

Operations & Maintenance	5 reais per kWac	Paid by SPE
Land of Roof Rental	8,050 BRL / month	Paid by SPE
Insurance (GL & Property)	1,500 BRL / month	Paid by SPE
Banking & FX Fees	200 BRL / month	Paid by SPE
Site Security	5,000 BRL / month	Paid by SPE
Postage and Courier Services	100 BRL / month	Paid by SPE
Technical Services Reserve	11,111 BRL/ month	Paid by SPE
Travel	500 BRL / month	Paid by SPE
Utilities	500 BRL / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Billing and Collections	20 BRL / MWh*	Paid by Consortium
Other	200 BRL/month
Average OPEX per Month	74,666 BRL/ month	-

*On the energy compensated

**All values readjusted with IPCA annually.

CAPEX

For this analysis, it was considered, in the model, the latest EPC prices supplied by Alexandria Solar, as layered on Table 6.

As part of the project's Soft Costs, a 3% contingency on the EPC total. Additionally, costs related to Accounting, Consulting Services, Environmental Licensing, Insurance, Land Rental and Spare Parts were also budgeted within the same section.

Lastly, an interconnection cost is assumed by the project. As described in the "Parecer de Acesso" document, page 3 item 1.3, the utility covers all the budgeted cost of 825,244.84 BRL, with a scheduled construction timing of 17 months from notary recognition of the documents CUSD, CCER and TAO. This sets the projected COD with no delayed CUSD payments assumed in this financial analysis (as the COD is timed with the interconnection date).

Table 6 - Capital Expenditures Assumptions

Acquisition Costs	503,625 BRL	0.16 BRL/Wdc

Hard Costs	12,187,500 BRL	3.90 BRL/Wdc
Solar Modules	5,335,982 BRL	1.71 BRL/Wdc
Solar Inverters	767,558 BRL	0.25 BRL/Wdc
Mounting Materials	2,100,939 BRL	0.67 BRL/Wdc
Electrical Materials	1,238,019 BRL	0.40 BRL/Wdc
Civil Materials	298,501 BRL	0.09 BRL/Wdc
Engineering Drawings	241,274 BRL	0.08 BRL/Wdc
Site Works	443,974 BRL	0.14 BRL/Wdc
Electrical Work	1,247,347 BRL	0.40 BRL/Wdc
Mechanical Work	330,168 BRL	0.10 BRL/Wdc
Others	183,736 BRL	0.06 BRL/Wdc

Soft Costs	1,111,946 BRL	0.36 BRL/Wdc
Billing Software	50,000 BRL	0.02 BRL/Wdc
Commission	125,000 BRL	0.04 BRL/Wdc
Contingency	365,625 BRL	0.12 BRL/Wdc
Environmental Licensing	21,500 BRL	0.01 BRL/Wdc
Insurance	50,000 BRL	0.01 BRL/Wdc
Land Rental	152,000 BRL	0.05 BRL/Wdc
Marketing Channels	150,000 BRL	0.05 BRL/Wdc
Spare Parts	252,771 BRL	0.08 BRL/Wdc

Developer Fees	664,982 BRL	0.22 BRL/Wdc

Pre-COD OpEx	64,293 BRL	0.02 BRL/Wdc

Total CapEx (All-In)	14,532,346 BRL	4.65 BRL/Wdc

Taxes

Divinópolis III stands with an effective tax rate of 14.22%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.05%, IRPJ at 7.64% and CSLL at 2.88%.

As the project contains an average EBT margin of 61.11% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 77,975.80 BRL in Net Operating Losses ("NOLs") and 1,127,344 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE.

No IOF tax is assumed as all contributions, distributions and intercompany transactions are done locally, in between the SPE and the Brazilian holding Energea Victory Hill Brasil Holding LTDA.

Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Minas Gerais currently contains the lowest rates for indirect taxes, for Shared Generation projects, if compared with any other State, representing, for Divinópolis III, a total of 6.78% of the gross revenue and an annual average of 313,915.30 BRL.

Table 7 - Tax Assumptions

Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	NA

Indirect Taxes
PIS / COFINS on Demand Charge	4.50%
ICMS on Demand Charge	32.00%
Non-Compensable PIS / COFINS	48.91 BRL / MWh

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:

1.     Social Contract of Energea Divinópolis Ltda.;

2.     Property Lease agreement;

Issues List

Table 8 - Issues List

Property Lease Agreement with Energea Divinópolis Ltda.	Signature pending.
EPC Agreement	There's no EPC Agreement.
Revenue Agreements	The Revenue Agreements (Equipment Rental Agreement and O&M) are not signed.

Contract Summary

Table 9 - SPE Social Contract Summary

Contract	Social Contract of Energea Divinópolis Ltda.
Incorporation Date	December 16th, 2021
Structure	Limited Liability Company (Brazilian Limitada)
Quotaholder	Energea Portfolio 2 LLC. (100%)
Management	Christopher Joseph Sattler Luiz Gil de Leão

Table 10 - Property Lease Agreement Summary

Contract	Property Lease Agreement
Date	[not signed]
Parties	Energea Divinópolis Ltda. - Lessee Jerônimo Rodrigues dos Santos and Ana Maria dos Santos - Lessors
Term	25 years from the signature date
Object	Lease of a rural property in the State of Minas Gerais, with a total area of 7 hectares
Basic Rent	R$8,050.00 (R$1,150.00 per hectare)
Rent Payment	Monthly
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Documentation Checklist

Table 11 - Documentation Checklist

SPE	Social Contract	X
	National Registration	X
State and Municipal Registration
Site	Site Photos	X
	Land Owner Documents	X
	Property Lease Agreement	X
Design and Application	Energy Resource Study
Preliminary Engineering
Interconnection	Parecer de Acesso	X
	Interconnection Contracts	X
Permit	Environmental License	X
Offtaker	Offtaker Credit Analysis	N/A
	Revenue Agreement Set	X
EPC	Selection of EPC
EPC Contract scoped and priced
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Divinópolis III Project.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI

Name: Mike Silvestrini

Title: Co-Founder

Date March 8, 2022

Exhibit I

Balance Sheet, Income Statement, Cash Flow Statement

ENERGEA PORTFOLIO 2 LLC - DIVINOPOLIS, LTDA. PROJECT
CONSOLIDATED BALANCE SHEETS
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Assets
Current assets:
Cash and cash equivalents	0	0	273,344	282,906	292,360	302,129	312,225	322,659	333,441	344,583
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	0	273,344	282,906	292,360	302,129	312,225	322,659	333,441	344,583
Property and equipment	664,982	12,553,947	14,468,053	14,468,053	14,468,053	14,468,053	14,468,053	14,468,053	14,468,053	14,468,053
Depreciation	(2,217)	(77,065)	(842,816)	(1,792,235)	(2,741,655)	(3,691,074)	(4,640,493)	(5,589,912)	(6,539,331)	(7,488,751)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	662,765	12,476,883	13,898,581	12,958,724	12,018,758	11,079,109	10,139,785	9,200,800	8,262,162	7,323,885

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	0	0	0	0	0	0	0	0	0	0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	664,982	12,599,799	14,532,346	14,532,346	14,532,346	14,532,346	14,532,346	14,532,346	14,532,346	14,532,346
Retained earnings	(2,217)	(122,917)	(633,765)	(1,573,622)	(2,513,588)	(3,453,237)	(4,392,560)	(5,331,546)	(6,270,183)	(7,208,460)
Total stockholders' equity	662,765	12,476,883	13,898,581	12,958,724	12,018,758	11,079,109	10,139,785	9,200,800	8,262,162	7,323,885
Total liabilities and stockholders' equity	662,765	12,476,883	13,898,581	12,958,724	12,018,758	11,079,109	10,139,785	9,200,800	8,262,162	7,323,885

ENERGEA PORTFOLIO 2 LLC - DIVINOPOLIS, LTDA. PROJECT
CONSOLIDATED STATEMENTS OF INCOME
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Gross revenue	0	0	2,609,212	4,404,395	4,555,121	4,710,446	4,871,048	5,037,105	5,208,803	5,386,333
Taxes on revenue:
PIS / COFINS	0	0	95,236	160,760	166,262	171,931	177,793	183,854	190,121	196,601
ISS	0	0	6,521	8,581	7,906	7,202	6,602	5,950	5,328	4,692
Total taxes on revenue	0	0	101,757	169,342	174,168	179,133	184,395	189,804	195,449	201,294
Net revenue	0	0	2,507,455	4,235,053	4,380,953	4,531,312	4,686,653	4,847,301	5,013,354	5,185,039
Costs and expenses:
Operations and maintenance	0	0	100,000	154,500	160,680	167,107	173,791	180,743	187,973	195,492
Land or roof rental	0	0	64,400	99,498	103,478	107,617	111,922	116,399	121,055	125,897
Insurance	0	0	12,000	18,540	19,282	20,053	20,855	21,689	22,557	23,459
FX wire fees	0	411	800	1,236	1,285	1,337	1,390	1,446	1,504	1,564
Banking fees	0	500	1,224	1,273	1,324	1,377	1,432	1,489	1,549	1,611
Security	0	0	40,000	61,800	64,272	66,843	69,517	72,297	75,189	78,197
Postage and courier services	0	0	800	1,236	1,285	1,337	1,390	1,446	1,504	1,564
Technical services reserve	0	0	88,889	137,333	142,827	148,540	154,481	160,661	167,087	173,770
Travel	0	0	4,000	6,180	6,427	6,684	6,952	7,230	7,519	7,820
Utilities	0	0	4,000	6,180	6,427	6,684	6,952	7,230	7,519	7,820
Other	0	44,941	24,313	12,474	12,892	13,321	13,763	14,220	14,692	15,180
Total costs and expenses	0	45,852	340,425	500,250	520,179	540,900	562,445	584,850	608,147	632,372
Income from operations	0	(45,852)	2,167,030	3,734,804	3,860,773	3,990,413	4,124,207	4,262,451	4,405,207	4,552,667
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(2,217)	(74,848)	(765,752)	(949,419)	(949,419)	(949,419)	(949,419)	(949,419)	(949,419)	(949,419)
Income before provision for income taxes	(2,217)	(120,700)	1,401,278	2,785,384	2,911,354	3,040,994	3,174,788	3,313,032	3,455,788	3,603,247
Provision for income taxes	0	0	267,882	455,198	471,597	488,496	505,970	524,037	542,718	562,033
Net income	(2,217)	(120,700)	1,133,396	2,330,186	2,439,757	2,552,497	2,668,818	2,788,995	2,913,070	3,041,214

ENERGEA PORTFOLIO 2 LLC - DIVINOPOLIS, LTDA. PROJECT
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All numbers in Brazilian Real)
	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Cash flows from operating activities
Net income	(2,217)	(120,700)	1,133,396	2,330,186	2,439,757	2,552,497	2,668,818	2,788,995	2,913,070	3,041,214
Adjustments in net income:
Depreciation and amortization	2,217	74,848	765,752	949,419	949,419	949,419	949,419	949,419	949,419	949,419
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	0	(45,852)	1,899,147	3,279,605	3,389,176	3,501,916	3,618,237	3,738,414	3,862,490	3,990,634
Cash flows from investing activities
Purchases of property and equipment, net	(664,982)	(11,888,965)	(1,914,106)	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(664,982)	(11,888,965)	(1,914,106)	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	664,982	11,934,817	1,932,546	0	0	0	0	0	0	0
Distributions paid to investors	0	0	(1,644,244)	(3,270,043)	(3,379,723)	(3,492,147)	(3,608,141)	(3,727,981)	(3,851,708)	(3,979,491)
Net cash used in financing activities	664,982	11,934,817	288,302	(3,270,043)	(3,379,723)	(3,492,147)	(3,608,141)	(3,727,981)	(3,851,708)	(3,979,491)

Net increase (decrease) in cash	0	0	273,344	9,562	9,453	9,769	10,096	10,433	10,782	11,142
Cash at beginning of the period	0	0	0	273,344	282,906	292,360	302,129	312,225	322,659	333,441
Cash at end of the period	0	0	273,344	282,906	292,360	302,129	312,225	322,659	333,441	344,583